Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS REPORTS FOURTH QUARTER AND FULL YEAR 2019 FINANCIAL RESULTS AND PROVIDES CORPORATE UPDATE

Singapore, 18 March 2020 – ASLAN Pharmaceuticals (Nasdaq:ASLN, TPEx:6497), a clinical-stage immunology and oncology focused biopharmaceutical company developing innovative treatments to transform the lives of patients, today reported financial results for the quarter and full year ended 31 December 2019 and provided an update on its clinical activities.

Dr Carl Firth, Chief Executive Officer, ASLAN Pharmaceuticals, said: “2019 marked a year of change for ASLAN as we focused our development efforts on the highly promising ASLAN004, a fully human monoclonal antibody that binds to the IL-13 receptor α1 subunit (IL-13Rα1), for the treatment of atopic dermatitis (AD) and asthma. The data we announced last December from our ongoing multiple ascending dose (MAD) study in AD was very encouraging, showing early signs of efficacy and a favourable side effect profile, and we believe that ASLAN004 has the potential to be a best-in-disease treatment for AD. The second dose cohort is recruiting well and we plan to wait until the end of cohort 3 to announce additional data, when the full dataset can be unblinded rather than releasing additional blinded data at the end of cohort 2. Our recent fundraising has positioned us well to complete the study and, at the same time, prepare to initiate a Phase 2b study in early 2021 as the next step in our development plan.”

Fourth quarter 2019 and recent business highlights

Clinical development

ASLAN004

•

Initiated a randomised, double-blind, placebo-controlled MAD study in October to evaluate 3 doses of ASLAN004 (between 200mg and 600mg) in moderate to severe AD patients following the successful completion of the Single Ascending Dose clinical trial in healthy volunteers.

•

In December, preliminary results from the first patients treated with ASLAN004 showed early signs of efficacy in the low dose cohort. In a review of unclean blinded data, the Eczema Area and Severity Index (EASI) scores of the 3 patients who had completed at least one month of dosing were reduced by 85%, 70% and 59% from baseline and the EASI score continued to fall at 4 weeks with maximal efficacy expected at 6 to 8 weeks.

•

Following a meeting of the Data Monitoring Committee in late December, the second dose cohort began recruiting patients in Singapore. Recruitment currently appears unaffected by the COVID-19 pandemic and the trial is on track to complete in 2H 2020.  Rather than announcing additional blinded data at the end of cohort 2, ASLAN plans to wait until the end of cohort 3, when data from all 3 dose cohorts can be unblinded. ASLAN expects to announce this unblinded, interim data in 3Q 2020, and will then open the expansion cohort at the selected dose.

ASLAN003

•

Published preclinical data in Haematologica Journal that showed ASLAN003’s potential as a potent human dihydroorotate dehydrogenase (DHODH) inhibitor and novel target for differentiation therapy with a favourable toxicity profile.

AhR antagonist

•

In September, ASLAN transferred the global rights to all of the assets related to aryl hydrocarbon receptor (AhR) antagonists, originally discovered and developed by ASLAN and its collaborators, to JAGUAHR Therapeutics, a joint venture with Bukwang Pharmaceutical.

•	JAGUAHR will identify a lead development compound to develop as a new immuno-oncology therapeutic targeting the AhR pathway and file an Investigational New Drug (IND) application. Bukwang will invest US$5 million in JAGUAHR in two tranches to fund the development of the assets.

Additional Pipeline Programs

•	Announced topline data from the TreeTopp study of varlitinib in second line biliary tract cancer in October.

Corporate updates

•	Elected existing board member Andrew Howden as non-executive Chairman of the board and separated the roles of Chairman and Chief Executive Officer to maintain high standards of corporate governance.
•	Secured a US$3 million loan facility provided by the company’s Chairman, members of the board, and several major investors in October.
•

Successfully closed US$15 million public offering of 5,893,206 American Depositary Shares at a public offering price of US$2.50 per ADS in December supported by new investors, including the exercise in full of the underwriter’s option to purchase additional ADSs.

Anticipated upcoming milestones for ASLAN004

•	Interim, unblinded data from the 3 dose cohorts (up to 24 patients) expected in 3Q 2020, and initiation of the expansion cohort (an additional 18 patients).
•	Completion of MAD clinical trial in moderate-to-severe AD patients in 4Q 2020.
•	Opening of clinical trial sites in Australia and filing of IND application with the US FDA in the middle of 2020
•	Initiation of Phase 2b study of ASLAN004 for AD in 1H 2021.

Fourth quarter 2019 financial results

•	Cash used in operations for the quarter ended 31 December 2019 was US$5.1 million compared to US$9.6 million in the same period in 2018.
•

Research and development expenses were US$2.7 million, general and administrative expenses were US$3.3 million for the fourth quarter of 2019, compared to US$9.2 million and US$1.9 million respectively in the same period in 2018.

•

Net loss for the fourth quarter of 2019 was US$29.6 million compared to a net loss of US$11.2 million for the fourth quarter of 2018. This reflects a one-off impairment charge of US$23 million related to the write-down of varlitinib in the fourth quarter of 2019. Excluding the non-cash impairment charge, net loss for the fourth quarter of 2019 was US$6.5 million compared to a net loss of US$11.2 million for the fourth quarter of 2018.

Full Year 2019 financial highlights

•	Cash used in operations for year ended 31 December 2019 was US$25.8 million compared to US$39.5 million in the same period in 2018.
•

Research and development expenses were US$16.6 million, general and administrative expenses were US$8.5 million for the full year 2019, compared to US$31.8 million and US$10.5 million respectively in the same period in 2018.

•

Net loss for the full year 2019 was US$47.0 million including a one-off impairment charge of US$23 million related to the write-down of varlitinib in the fourth quarter of 2019. Excluding the non-cash impairment charge, net loss for the full year 2019 was US$23.9 million compared to a net loss of US$42.2 million for the full year 2018.

•	Cash, cash equivalents and short-term investments totaled US$22.2 million as of 31 December 2019 compared to US$28.9 million as of 31 December 2018.

ASLAN Pharmaceuticals Limited Consolidated Balance Sheets1 December 31, 2018 and 2019
(in U.S. dollars, audited)

	2018	2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$28,908,901	$22,203,031
Prepayments	183,599	68,923
Total current assets	29,092,500	22,271,954

NON-CURRENT ASSETS
Financial assets at fair value through profit or loss	60,004	68,256
Financial assets at fair value through other comprehensive income	187,244	132,160
Property, plant and equipment	288,418	38,333
Right-of-use assets	-	727,866
Intangible assets	23,080,592	2,845
Refundable deposits	172,080	108,076
Total non-current assets	23,788,338	1,077,536

TOTAL ASSETS	$52,880,838	$23,349,490

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables	$5,315,737	$1,871,843
Other payables	2,682,661	3,246,842
Lease liabilities – current	-	264,543
Total current liabilities	7,998,398	5,383,228

NON-CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss	-	262,350
Long-term borrowings	13,974,794	17,065,305
Long-term borrowing from related parties	-	566,176
Lease liabilities – non-current	-	490,835
Other non-current liabilities	289,613	184,870
Total non-current liabilities	14,264,407	18,569,536

TOTAL LIABILITIES	22,262,805	23,952,764

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY
Ordinary shares	51,627,219	61,366,844
Capital surplus	111,459,672	116,495,710
Accumulated deficits	(132,468,858)	(179,484,825)
Other reserves	-	(55,084)
Total equity attributable to stockholders of the Company	30,618,033	(1,677,355)

NON-CONTROLLING INTERESTS	-	1,074,081

Total equity	30,618,033	(603,274)

TOTAL LIABILITIES AND EQUITY	$52,880,838	$23,349,490

ASLAN Pharmaceuticals Limited

Consolidated statements of comprehensive income(loss)1
(in U.S. dollars, audited)

	Three Months Ended December 31		Twelve Months Ended December 31
	2018	2019	2018	2019
NET REVENUE	$-	$-	$-	$3,000,000

COST OF REVENUE	-	(17,741)		(407,259)

GROSS PROFIT	-	(17,741)	-	2,592,741

OPERATING EXPENSES
General and administrative expenses	(1,900,675)	(3,258,197)	(10,513,707)	(8,511,699)
Research and development expenses	(9,203,972)	(2,702,625)	(31,834,364)	(16,586,617)
Total operating expenses	(11,104,647)	(5,960,822)	(42,348,071)	(25,098,316)

OTHER OPERATING INCOME AND EXPENSES	-	(23,073,400)	-	(23,073,400)

LOSS FROM OPERATIONS	(11,104,647)	(29,016,481)	(42,348,071)	(45,578,975)

NON-OPERATING INCOME AND EXPENSES
Interest income	28,636	6,193	268,330	150,610
Other income	-	-	187,244	-
Other gains and losses	42,708	289,268	213,243	(327,558)
Finance costs	(158,537)	(293,110)	(491,904)	(901,612)
Total non-operating income and expenses	(87,193)	(576,185)	176,913	(1,078,560)

LOSS BEFORE INCOME TAX	(11,191,840)	(29,592,666)	(42,171,158)	(46,657,535)

INCOME TAX EXPENSE	-	(12,712)	(14,439)	(408,002)

NET LOSS FOR THE YEAR	(11,191,840)	(29,605,378)	(42,185,597)	(47,065,537)

OTHER COMPREHENSIVE LOSS
Items that will not be reclassified subsequently to profit or loss:
Unrealized loss on investments in equity instruments at fair value through other comprehensive income	-	(46,038)	-	(55,084)

TOTAL COMPREHENSIVE LOSS FOR THE YEAR	$(11,191,840)	$(29,651,416)	$(42,185,597)	$(47,120,621)

NET LOSS ATTRIBUTABLE TO:
Stockholders of the Company	(11,191,840)	(29,555,808)	(42,185,597)	(47,015,967)
Non-controlling interests	-	(49,570)	-	(49,570)
	$(11,191,840)	$(29,605,378)	$(42,185,597)	$(47,065,537)

TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Stockholders of the Company	$(11,191,840)	$(29,601,846)	$(42,185,597)	$(47,071,051)
Non-controlling interests	-	(49,570)	-	(49,570)
	$(11,191,840)	$(29,651,416)	$(42,185,597)	(47,120,621)

LOSS PER SHARE
Basic and diluted	$(0.07)	$(0.18)	$(0.28)	$(0.29)
Weighed-avg. Outstanding Shares (in thousand)	160,249	168,754	149,739	162,392

1 Financial statements in US dollars are prepared by the company and are audited by certified public accountant as of 31 Dec 2019.

Ends

Media and IR contacts

Emma Thompson Spurwing Communications Tel: +65 6751 2021

Email: ASLAN@spurwingcomms.com

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq:ASLN, TPEx:6497) is a clinical-stage immunology and oncology focused biopharmaceutical company developing innovative treatments to transform the lives of patients. Led by a senior management team with extensive experience in global development and commercialisation, ASLAN has a clinical portfolio comprised of a first in class monoclonal therapy, ASLAN004, that is being developed in atopic dermatitis and other immunology indications, and a small molecule inhibitor targeting oncology. ASLAN’s partners include Almirall, Array BioPharma, Bristol-Myers Squibb, and CSL. For additional information please visit www.aslanpharma.com.

Forward looking statements

This release and the accompanying financial information, if any, contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the "Company"). These forward-looking statements may include, but are not limited to, statements regarding the Company’s business strategy, the Company’s plans to develop and commercialise its product candidates, the safety and efficacy of the Company’s product candidates, the Company’s plans and expected timing with respect to regulatory filings and approvals, and the size and growth potential of the markets for the Company’s product candidates. The Company’s estimates, projections and other forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation the risk factors described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001-38475), including the Company’s prospectus dated May 8, 2018 filed with the US Securities and Exchange Commission on such date.

All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections and other forward-looking statements. Estimates, projections and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection or forward-looking statement.